Mail Stop 3030
                                                                 January 31,
2018

     Manoussos Perros, Ph.D.
     Chief Executive Officer
     Entasis Therapeutics Limited
     35 Gatehouse Drive
     Waltham, MA 02451

            Re:     Entasis Therapeutics Limited
                    Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 24, 2018
                    CIK No. 0001724344

     Dear Dr. Perros:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     Use of Proceeds, page 68

     1. Please reconcile your response to prior comment 3 with your disclosure on page 80 that
            DNDi will fully fund the Zoliflodacin phase 3 trial.

     Funding Arrangements, page 80

     2. Please expand your revisions in response to prior comment 7 to clarify the time by which the milestones or conditions must be completed under the agreements referenced in your disclosure.
 Manoussos Perros, Ph.D.
Entasis Therapeutics Limited
January 31, 2018
Page 2

Business, page 92

3. Although we note your response to prior comment 9, it continues to appear that you are developing narrow spectrum antibiotics focused on gram-negative bacteria that will be genus or species specific. In an appropriate location, disclose if your intended products could continue to face competition from broad-spectrum front-line antibiotics to the extent those antibiotics retain efficacy. If there are broad-spectrum or front-line products that retain efficacy, disclose the basis on which your intended products would compete.

        You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller, Senior
Attorney, at (202) 551-3635 with any other questions.


                                                             Sincerely,

                                                             /s/ Tim Buchmiller
for

                                                             Amanda Ravitz
                                                             Assistant Director
                                                             Office of
Electronics and Machinery


cc:    Jaime Chase, Esq.
       Cooley LLP